

September 2, 2010

Alexander Long
Chief Executive Officer
Success Exploration & Resources, Inc.
#108-143 Wellington Street West
Chatham, Ontario N7M1J5

> **Re: Success Exploration & Resources, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-167001**
> **Filed May 21, 2010**

Dear Mr. Long:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to our prior comment 2 from our letter dated June 16, 2010. Please include, if true, a statement in the registration statement that states that you are not a shell or blank check company and that you do not have any plans now or in the future to engage in mergers or acquisitions with other companies or entities.

2.   We note your response to our prior comment 4 from our letter dated June 16, 2010. Please include the information provided in your response to this comment on the cover page of the registration statement.

3.   Please monitor your requirements to provide updated financial statements with your next amendment. Please refer to Rule 3-12 of Regulation S-X.

Outside Front Cover Page of Prospectus

4.   We note your response to prior comment 6 from our letter dated June 16, 2010 and the
corresponding revised disclosure that states:

> The Shares will be offered from time to time for the account of the stockholders
> identified in the "Selling Stockholders" section of this prospectus as well as for
> the Company. We intend to seek a listing of our Common Stock on the Over-The-
> Counter Bulletin Board ("OTCBB"), which is maintained by the Financial
> Institutions National Regulatory Authority. Our shares may be sold at a fixed
> price of $.25 per share, on a best-efforts basis, *by our officers and directors*.
> (Emphasis added.)

Please clarify that the selling stockholders will also sell their shares at the fixed price of
$.25 per share.

5.   We note your response to prior comment 7 from our letter dated June 16, 2010. Please
clarify that the company will not receive any proceeds from the sale of 1,626,000 shares
by the selling stockholders.

6.   Furthermore, we note your response to prior comment 19 from our letter dated June 16,
2010 that explains the possible use of a broker dealer and payment of commissions.
Please include this information as a footnote to the offering proceeds table where you
discuss the maximum commission.

7.   We note your response to our prior comment 8 from our letter dated June 16, 2010. If
you intend to use only one prospectus for the resale offering by your selling shareholders,
as well as for the direct public offering by you, please revise your registration statement
to indicate that each offering will be conducted at separate times, with one offering
ending before the other commences. Indicate the specific date at which the resale
offering will commence and end, and the specific date at which the primary offering by
you will commence and end. Alternatively, please include two prospectuses, which
could be presented to investors of each type of offering.

8.   In addition, we note your response indicates that Mr. Craig would no longer be a selling
shareholder, but that he is still included as a selling shareholder. Please revise.

Summary Information and Risk Factors, page 5

9.   We note your response to our prior comment 9 from our letter dated June 16, 2010 and
reissue the comment. Please clarify and provide the documents, "Special Meeting
BOD_4-28-2010 Claim Purchase.doc," and "Tenure Detail m map 104m.htm,"
referenced in your response. Further, modify your disclosure in this section and
throughout the filing to clarify the nature of your "interest" in the Red Rupert Mining

Claim, the value paid for the claim and any activities, if any, that you need to conduct in order to retain your "exclusive right to mine and remove" metals from your unpatented mining claim. We may have further comments.

Use of Proceeds, page 21

10.   We note the line item for $5,000 dedicated to "Unscheduled expenses related to Phase(s) 1 and 2." You have discussed the use of proceeds for Phase 1 and Phase 3, but have not provided for any use of proceeds specifically for Phase 2. Please advise or revise to discuss Phase 2 and the amounts you intend to spend to implement Phase 2. In this regard, we note your discussion on page 33 that the cost of Phase 2 could range between $50,000 - $75,000.

11.   We note your response to our prior comment 17 from our letter dated June 16, 2010. Please clarify your intended use of the money labeled as general operating capital given your primary objective of conducting exploration on the Red Rupert Claim (which has been discussed throughout your Use of Proceeds section) and the intent to purchase other properties referenced throughout the filing. Discuss the specific activities that will be covered under general operating capital and quantify the amounts to be used for each of these activities within the next 12 months. For example, we note that your Executive Overview discusses your expectation that it will stake additional mining claims "depending on the amount of money [you] raise in the primary offering."

Selling Security Holders, page 24

12.   We note your response to our prior comment 18 from our letter dated June 16, 2010. Mr. Stuart William Craig still appears in the table as a selling shareholder, however. Please revise.

Directors, Executive Officers, Promoters and Control Persons, page 40

13.   We note your response to our prior comment 24 from our letter dated June 16, 2010. Expand the biographical sketch for Mr. Ron Kirby to identify the entities with which he was employed for the last *five* years, leaving no gaps as to time. See Item 401(e) of Regulation S-K.

Director Qualification, page 40

14.   We note your response to our prior comment 25 from our letter dated June 16, 2010. Please discuss for each director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director, in light of your business and structure. See Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 46

15.   We note your response to our prior comment 27 from our letter dated June 16, 2010.
        Please provide the names of the related parties. See Item 404(a)(1) of Regulation S-K.

Exhibit 5.1

16.   We note your response to prior comment 33 from our letter dated June 16, 2010 and
        reissue it with clarification. As the shares being resold by the selling stockholders are
        already outstanding, please obtain a revised opinion that these shares are validly issued,
        fully-paid and non-assessable.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any
other questions.

                                        Sincerely,

                                        Anne Nguyen Parker
                                        Branch Chief

cc: John Dolkart
        (619) 684-3512